FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in interests in  American Depositary Shares (ADSs) of GlaxoSmithKline plc in respect of the under-mentioned Person Discharging Managerial Responsibility on 26 April 2012:-

Mr W C Louv
 Exercise of option over 2,684 ADSs, granted on 3 December 2002 under the GlaxoSmithKline Share Option Plan at a price of $37.25 per ADS, and sale of 2,684 ADSs at a price of $46.132 per ADS.

Exercise of option over 22,316 ADSs, granted on 3 December 2002 under the GlaxoSmithKline Share Option Plan at a price of $37.25 per ADS, and sale of 22,316 ADSs at a price of $46.123 per ADS.

The Company and the above-mentioned person were advised of these transactions on 27 April 2012.

This notification relates to transactions notified in accordance with Disclosure Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

27 April 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 27, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc